Exhibit 99.1

Glory Star New Media Group Holdings Limited Announces Subscription Agreement to purchase of up to $10,000,000 in Ordinary Shares and Warrants, at a fixed combined purchase price of $3.50.

Beijing, August 26, 2021 (PRNewswire) — Glory Star New Media Group Holdings Limited (NASDAQ: GSMG) (“Glory Star” or the “Company”), a leading digital media platform and content-driven e-commerce company in China, today announced that it has entered into a subscription agreement with an institutional investor for the sale of up to 2,857,142 ordinary shares of the Company (the “Ordinary Shares”) for total gross proceeds of up to approximately $10,000,000 (the “Offering”). Each Ordinary Share will be accompanied by a warrant exercisable to purchase one Ordinary Share at an exercise price of $4.40 per share (the “Warrant”). Each Ordinary Share and Warrant are being sold at a fixed combined purchase price of $3.50. Each warrant will be exercisable immediately, and will expire on the first anniversary of the date of issuance.

The first closing of the Offering representing the sale and purchase of 571,428 Ordinary Shares and warrants to purchase 571,428 Ordinary Shares is expected to close on or about August 30, 2021, subject to the satisfaction of customary closing conditions.

The Company intends to use the net proceeds from the offering primarily for working capital and other general corporate purposes.

The Offering is being made pursuant to the Company’s existing shelf registration statement on Form F-3 (File No. 333-248554), which was filed with the SEC on September 2, 2020, and declared effective by the on September 14, 2020. In connection with the first tranche of the Offering, on August 26, 2021, the Company filed a prospectus supplement for the offer and the sale of $2,000,000 of the Ordinary Shares and Warrants. The Company will file a prospectus supplement each time the investor makes an additional tranche purchase, and once filed, will be available on the SEC’s website at www.sec.gov and may also be obtained from the Company’s website at www.ir.yaoshixinghui.com.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor may there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Glory Star New Media Group Holdings Limited

Glory Star New Media Group Holdings Limited is a leading digital media platform and content-driven e-commerce company in China. Glory Star’s ability to integrate premium lifestyle content, including short videos, online variety shows, online dramas, live streaming, its Cheers lifestyle video series, e-Mall, and mobile app, along with innovative e-commerce offerings on its platform enables it to pursue its mission of enriching people’s lives. The Company’s large and active user base creates valuable engagement opportunities with consumers and enhances platform stickiness with thousands of domestic and international brands.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting the Company’s profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F filed with the SEC on March 29, 2021, as amended. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

Contacts

Glory Star New Media Group Holdings Limited

Yida Ye

Email: yeyida@yaoshixinghui.com

ICR, LLC.

Robin Yang

Tel: +1 (646) 308-0546

Email: gsnm@icrinc.com